Exhibit 99.67

mCloud to Host Combined FY 2019 and Q1 2020 Financial
Results Conference Call on May 26, 2020 at 5:30 p.m. EST

VANCOUVER, May 6, 2020 - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining loT, cloud computing, artificial intelligence ("Al") and analytics, today announced that it will report its earnings for full year 2019, including fourth quarter 2019, and first quarter 2020 before the market opens on May 26, 2020. A conference call to discuss the financial results for both the fourth quarter 2019 and first quarter 2020 will be held on May 26, 2020, at 5:30 p.m. ET.

The conference call will include prepared remarks, including a virtual presentation and an outlook for the remainder of 2020, from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Offi cer . After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until, June 2, 2020 at midnight (ET). To access the archived conference call, dial 1-855-859-2056 and enter the reservation number 7668729.

A live audio webcast of the conference call will be available at https://bit.ly/2W9FUYI. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of Al and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infr ast ruct ure . Through mCloud's Al-powered AssetCare ™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. loT sensors bring data from connected assets into the cloud, where Al and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance loT, Al, 3D, and mobile capabilities to customers, all integrated into Asset Car e. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com .

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release .